UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 1-14362

GUANGSHEN RAILWAY COMPANY LIMITED

(Translation of registrant’s name into English)

No. 1052 Heping Road, Shenzhen

People’s Republic of China 518010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Guangshen Railway Company Limited (“Guangshen Railway” or the “Company”; OTCMKTS: GSHHY; SEHK: 00525; SSE: 601333) today announced that it has notified JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary, of its intention to terminate the sponsored American depositary receipts program (the “ADR program”).

Pursuant to the Deposit Agreement dated May 12, 2015 (the “Deposit Agreement”) by and among the Company, JPMorgan, as depositary, and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder evidencing American Depositary Shares (the “ADSs”), if a successor depositary has not been appointed until the 120th day after the Company’s notice of removal was first provided to JPMorgan, JPMorgan shall terminate the Deposit Agreement by mailing notice of such termination to the holders of ADRs at least 30 days prior to the date fixed in such notice for termination. The Company expects that the termination will become effective in October 2021.

As of May 31, 2021, the number of the Company’s H shares represented by ADSs only accounts for less than 1.35% of the Company’s total issued share capital. Due to a number of considerations, the Company has decided to terminate the ADR program and the Company does not intend to appoint a successor depositary. The offshore trading of the Company’s H shares will be concentrated on The Stock Exchange of Hong Kong Limited. JPMorgan will contact the holders of ADRs directly regarding the procedures and consequences of the termination of the ADR program.

Following termination of its ADR program, the Company intends to file a Form 15F with the SEC to deregister its equity securities at the earliest possible date, subject to meeting the criteria for deregistration at that time. Deregistration is expected to become effective 90 days after the filing of the Form 15F.

FORWARD-LOOKING STATEMENTS

Certain information contained in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as “is expected to,” “will,” “is anticipated,” “plan to,” “estimate,” “believe,” “may,” “intend,” “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause the registrant’s actual results to differ materially from its historical results and those presently anticipated or projected. A discussion of the most significant risks, uncertainties and other factors is included in the annual report on Form 20-F that the registrant files with the Commission each year.

You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause the registrant’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River-Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics or outbreaks in Hong Kong or China, foreign currency fluctuations and other factors beyond the registrant’s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Guangshen Railway Company Limited

Dated: June 7, 2021

	By:	/s/ Tang Xiangdong
	Name:	Tang Xiangdong
	Title:	Company Secretary